CONSENT OF QUALIFIED PERSON

Richard K. Zimmerman, R.G.
M3 Engineering & Technology Corporation
2051 W. Sunset Road, Ste. 101
Tucson, Arizona. 85704
Telephone: 520-293-1488

I, Richard K. Zimmerman, R.G., consent to the public filing of the Technical Report titled “Escobal Guatemala Project NI 43-101 Preliminary Economic Assessment” and dated July 24, 2013 (the “Technical Report”) by Tahoe Resources Inc.

I also consent to any extracts from or a summary of the Technical Report in the following news releases:

  “Tahoe Resources Announces Updated NI 43-101 Resource,” dated May 7, 2012, and
  “Tahoe Resources Clarifies PEA Disclosure,” dated July 24, 2013.

I certify that I have read the aforementioned News Releases filed by Tahoe Resources Inc. and that they fairly and accurately represent the information in the sections of the Technical Report for which I am responsible.

Dated this 24 July 2013.

/s/Richard K. Zimmerman
Signature of Qualified Person

Richard K. Zimmerman, R.G.
Print name of Qualified Person